Exhibit 12a

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	1998	1999	2000	2001	2002	2003

Earnings, as defined:
Income before income taxes	$133,806	$137,021	$210,701	$189,860	$10,525	$25,459
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)	(20,536)
Equity in loss of equity method
investments	458	435	186	296	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	(37)	(1,468)	(612)	(211)	(435)
Supplemental fixed charges, as below	72,496	74,800	75,800	86,818	64,257	69,679
Total earnings, as defined	$201,938	$211,382	$282,103	$274,742	$72,027	$74,167

Fixed charges, as defined:
Interest charges	$60,677	$62,975	$63,339	$75,305	$60,031	$64,813
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,445	8,313	8,886	8,142	857	1,915
Rental interest factor	801	955	1,036	1,587	1,770	1,406
Total fixed charges	$69,923	$72,243	$73,261	$85,034	$62,658	$68,134

Supplemental increment to fixed
charges (A)	2,573	2,557	2,539	1,784	1,599	1,545

Total supplemental fixed charges	$72,496	$74,800	$75,800	$86,818	$64,257	$69,679

Supplemental ratio of earnings to fixed
Charges (B)	2.79x	2.83x	3.72x	3.16x	1.12x	1.06x

* Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.